UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 6, 2024

Catcha Investment Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40061	98-1574476
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3 Raffles Place #06-01, Bharat Building, Singapore	048617
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +65 6325-2788

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	CHAA	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously announced, on August 3, 2023, Catcha Investment Corp, a Cayman Islands exempted company limited by shares (“Catcha”), entered into that certain Business Combination Agreement (as amended on October 2, 2023, January 31, 2024, February 16, 2024 and May 21, 2024, the “Business Combination Agreement”) with Crown LNG Holding AS, a private limited liability company incorporated under the laws of Norway (“Crown”), Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “PubCo”), and CGT Merge II Limited, a Cayman Islands exempted company limited by shares providing for the combination of Catcha, Crown and PubCo (such transaction, the “Business Combination”).

April 2024 Notes

On April 30, 2024, PubCo entered into subscription agreements with certain investors with respect to convertible promissory notes issuable upon closing of the Business Combination (the “April 2024 Notes”) with an aggregate original principal amount of $1.05 million for an aggregate purchase price of $1.0 million, reflecting a 5% original issue discount.

The April 2024 Notes bear interest at an annual rate of 10% and mature on the first anniversary of the issuance of the applicable note (the date of such issuance, the “Issuance Date”). Interest on the April 2024 Notes is payable in cash or in-kind through the issuance of additional April 2024 Notes, at the option of PubCo.

The April 2024 Notes are convertible into ordinary shares, no par value, of PubCo (“PubCo Ordinary Shares”) at the option of the holder. The number of ordinary shares issuable upon conversion of the April 2024 Notes is determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”). “Conversion Amount” means the sum of (A) the portion of the principal of a note to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid interest with respect to such principal of the applicable note, and (C) any other unpaid amounts, if any. “Conversion Price” means $10.00 initially at the date of issuance of the April 2024 Notes. The Conversion Price will reset to 95% of the lowest closing volume weighted average price observed over the 5 trading days immediately preceding the 270th calendar day following the Issuance Date, subject to a minimum price of $2.50 (the “Minimum Price”).

PubCo has the option to redeem the April 2024 Notes in full at any time after the Issuance Date and prior to maturity thereof upon 10 Trading Days’ (as defined in the April 2024 Notes) notice for cash at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon.

The foregoing description of the April 2024 Notes does not purport to be complete and is qualified in its entireties by reference to the April 2024 Notes, a form of which is attached as Exhibit 99.1, to this Current Report on Form 8-K and incorporated herein by reference.

PIPE

On May 6, 2024, PubCo and Catcha entered into a subscription agreement (the “PIPE Subscription Agreement”) for a private placement (the “PIPE”) with certain accredited investor (the “Purchaser”). Pursuant to the PIPE Subscription Agreement, the Purchaser has agreed to purchase an aggregate of 176,470 PubCo Ordinary Shares, at a price per share of $8.50, representing aggregate gross proceeds of $1.5 million.

On May 14, 2024, PubCo and Catcha entered into additional subscription agreements (together with the PIPE Subscription Agreement above, the “PIPE Subscription Agreements”) for a private placements with certain accredited investor who are existing shareholders of Crown (the “Existing Shareholder Purchasers”). Pursuant to the PIPE Subscription Agreement, the Existing Shareholder Purchasers have agreed to purchase an aggregate of 26,393 PubCo Ordinary Shares (together with the PubCo Ordinary Shares to be purchased by the Purchaser, the “PIPE Shares”), at a price per share of $10.00, representing aggregate gross proceeds of $263.9 thousand.

The PIPE Subscription Agreements contain customary representations and warranties of Catcha, PubCo, the Purchaser, and the Existing Shareholder Purchasers, and customary conditions to closing, as well as customary indemnification obligations. Pursuant to the PIPE Subscription Agreements, PubCo has agreed to register the resale of the PIPE Shares and is required to prepare and file a registration statement with the U.S. Securities and Exchange Commission no later than thirty days following the closing date of the Business Combination.

The purchase agreement for the April 2024 Notes and the PIPE Subscription Agreements are conditioned upon the closing of the Business Combination prior to the Outside Date set forth in the Business Combination Agreement as of the date of each such agreement. As the Outside Date has been subsequently amended to June 17, 2024 and may need to be further amended if PubCo is unable to obtain approval to list its securities on Nasdaq or the NYSE American by June 17, 2024, Catcha cannot provide any assurance that the investors party to such agreements will waive such condition and consummate the investments pursuant thereto.

The foregoing description of the PIPE Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the PIPE Subscription Agreement, a form of which is attached as Exhibit 99.2, to this Current Report on Form 8-K and incorporated herein by reference.

Securities Lending Agreement

On May 22, 2024, PubCo entered into a securities lending agreement (the “Securities Lending Agreement”) with Millennia Capital Partners Limited (the “Lender”) pursuant to which the Lender agreed to loan PubCo up to $4.0 million (the “Loan”) at fifty-five (55%) Loan to Value of the current market value of 730,000 shares of Crown pledged to the Lender (“Transferred Collateral”). “Loan to Value” means the ratio of the Loan to the value of the Transferred Collateral, calculated by dividing the amount borrowed by the fair market value of the Transferred Collateral. The Loan matures thirty-six (36) months after the Closing Date (as defined in the Securities Lending Agreement) and bears interest at an annual rate of 6.0% to be paid quarterly.

The foregoing description of the Securities Lending Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Lending Agreement, a copy of which is attached as Exhibit 99.3, to this Current Report on Form 8-K and incorporated herein by reference.

Securities Purchase Agreement

On June 4, 2024, PubCo entered into a a definitive securities purchase agreement (the “Securities Purchase Agreement”; together with the April 2024 Notes, the PIPE and the Securities Lending Agreement, the “Financing Agreements”) with Helena Special Opportunities LLC (the “Investor”), an affiliate of Helena Partners Inc., a Cayman-Islands based advisor and investor, providing for up to approximately USD$27 million in funding through a private placement for the issuance of convertible notes (the “SPA Notes”). Capitalized terms used but not defined in the description below shall have the meanings ascribed thereto in the Securities Purchase Agreement.

Pursuant to the Securities Purchase Agreement, the Company will issue the SPA Notes and warrants (the “Warrants”) to the Investor across multiple tranches (the “Tranches”) consisting of an initial tranche (the “Initial Tranche”) of (i) an aggregate principal amount of $2.95 million and including an original issue discount (“OID”) of up to an aggregate of $442,500, plus Warrants to purchase a number of PubCo Ordinary Shares equal to the applicable Warrant Share Amounts (defined below). The second tranche (the “Second Tranche”) consists of an aggregate principal amount of SPA Notes of up to $2.95 million and including an OID of up to $442,500 and Warrants to purchase a number of PubCo Ordinary Shares equal to the applicable Warrant Share Amounts with respect to such Tranche. The Securities Purchase Agreement contemplates up to five subsequent Tranches, each of which will be in an aggregate principal amount of SPA Notes of $2.95 million each and each including an OID of $442,5000 and Warrants to purchase a number of PubCo Ordinary Shares equal to the applicable Warrant Share Amounts with respect to such Tranches. The purchase price of an SPA Note and its accompanying Warrant will be computed by subtracting the portion of the OID represented by such SPA Note from the portion of the principal amount represented by such SPA Note (a “Purchase Price”).

The Closing of the purchase of each Tranche shall be subject to certain terms and conditions, including but not limited to:

(a)	Initial Tranche. Closing of the Initial Tranche shall occur on closing of the Business Combination
(b)	The Second Tranche. Closing of the Second Tranche shall not occur prior to the date that is the earlier of (i) the date that is 90 days following the Closing Date of the Initial Tranche and (ii) such date as the Notes and Warrants issuable in such Tranche may be resold pursuant to an effective registration statement pursuant to Rule 144 under the 1933 Act.
(c)	Third and Fourth Tranches.
a.	Closing of each such Tranche shall be for only one Tranche of Notes having an initial aggregate Principal Amount equal to the greater of (i) $50,000 and (ii) the lesser of (x) two and one half times the median of the value of shares traded over each of the thirty (30) Trading Days preceding the Closing Day for such Tranche, and (y) $2.95 million, and
b.	the Closing Date of such Tranche shall not occur prior to the date that is the earlier of (i) the date that is 90 days following the Closing Date of the previous Tranche and (ii) such date as the Company and the Investor shall mutually agree.

(d)	Fifth, Sixth and Seventh Tranches. Closing of any subsequent Tranche shall occur on such date as the Company and the Investor shall mutually agree, if at all; provided that the Closing of any subsequent Tranche shall be for only one Tranche of Notes having an initial aggregate Principal Amount equal to the greater of (i) $50,000 and (ii) the lesser of (x) two and one half times the median of the value of shares traded over each of the 30 Trading Days preceding the Closing Date for such Tranche, and (y) $2.95 million.

Cohen & Company Capital Markets, a division of J.V.B Financial Group, LLC. acted as placement agent to PubCo for the facility described above.

The foregoing description of the Securities Purchase Agreement, the SPA Notes, the Warrants, and the Warrant Shares does not purport to be complete and is qualified in its entirety by the full text of the Securities Purchase Agreement, which is attached hereto as Exhibit 99.4, and is incorporated herein by reference.

Supplemental Disclosures

The information set forth above and below in this Current Report on Form 8-K supplements the proxy statement/prospectus dated February 15, 2024 (the “Proxy Statement/Prospectus”) that was mailed by Catcha to its shareholders in connection with its extraordinary general meeting of shareholders (the “extraordinary general meeting”) to be held to consider and approve, among other things, the Business Combination Agreement.

PubCo filed the Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-4 (Registration No. 333-274832), which was declared effective by the SEC on February 14, 2024. Capitalized terms used in this Current Report on Form 8-K and not otherwise defined herein have the respective meanings ascribed to them in the Proxy Statement/Prospectus.

This supplemental disclosure should be read in conjunction with the Proxy Statement/Prospectus, and if there is any inconsistency between the information in the Proxy Statement/Prospectus and the information set forth herein, you should rely on the information herein.

Share Ownership Distribution

It is anticipated that, upon completion of the Business Combination, and assuming no holders of Catcha Class A Ordinary Shares exercise their redemption rights, after taking into account shares redeemed by Catcha’s shareholders in connection with the Extension Meetings, and assuming that Polar Multi-Strategy Master Fund (“Polar”) elects to receive Class A Ordinary Shares pursuant to the Subscription Agreement (as described in the proxy statement/prospectus):

●

Assuming no PubCo Warrants will be exercised and no April 2024 Notes are converted, (i) Catcha’s public shareholders will retain an ownership interest of approximately 1.9% of the outstanding PubCo Ordinary Shares; (ii) the Sponsor will own approximately 10.5% of the outstanding PubCo Ordinary Shares; (iii) Crown Shareholders (including the Existing Shareholder Purchasers) will own approximately 85.4% of the outstanding PubCo Ordinary Shares; (iv) Cohen & Company Capital Markets (“CCM”) will own approximately 0.1% of the outstanding PubCo Ordinary Shares; (v) the Purchaser will own approximately 0.3% of the outstanding PubCo Ordinary Shares and (vi) Polar will own approximately 1.6% of the outstanding PubCo Ordinary Shares; and

●	Assuming all the PubCo Warrants were exercised for cash and all of the April 2024 Notes are converted at the Conversion Price of $10.00 per share, (i) Catcha’s public shareholders will retain an ownership interest of approximately 1.6% of the outstanding PubCo Ordinary Shares; (ii) the Sponsor will own approximately 8.6% of the outstanding PubCo Ordinary Shares; (iii) Crown Shareholders (including the Existing Shareholder Purchasers) will own approximately 70.0% of the outstanding PubCo Ordinary Shares; (iv) CCM will own approximately 0.1% of the outstanding PubCo Ordinary Shares; (v) the Purchaser will own approximately 0.2% of the outstanding PubCo Ordinary Shares; (vi) Polar will own approximately 1.3% of the outstanding PubCo Ordinary Shares and (vii) the April 2024 Notes holder will own approximately 0.1% of the outstanding PubCo Ordinary Shares; however, the PubCo Warrants are subject to restrictions on the timing of their exercise and may also be exercisable on a cashless basis by reference to the fair market value of the PubCo Ordinary Shares and these percentages are therefore indicative only.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination, assuming

(i) none of Catcha’s outstanding public shares are redeemed in connection with the Business Combination,

(ii) 50% of Catcha’s outstanding public shares are redeemed in connection with the Business Combination and (iii) all of Catcha’s outstanding public shares are redeemed in connection with the Business Combination, assuming Catcha will only proceed with the Business Combination if it will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination and a majority of the shares voted at the extraordinary general meeting are voted in favor of the Business Combination, in each case after taking into account shares redeemed by Catcha’s shareholders in connection with the Extension Meeting.

Sources & Uses

Assuming No Redemptions

Source of Funds (in millions)		Uses of Funds (in millions)
Crown Shareholders	$600.0	Crown Shareholders	$600.0
Cash Held in Trust (1)	15.7	Cash on Balance Sheet	17.0
Initial Tranche of Securities Purchase Agreement	2.5	Estimated Transaction Expenses paid in cash (2)	4.0
April 2024 Notes	1.0
PIPE Financing	1.8
Total Sources	$621.0	Total Uses	$621.0

Sources & Uses

Assuming 50% Redemptions

Source of Funds (in millions)		Uses of Funds (in millions)
Crown Shareholders	$600.0	Crown Shareholders	$600.0
Cash Held in Trust (1)	15.7	Cash on Balance Sheet	9.1
Initial Tranche of Securities Purchase Agreement	2.5	Catcha Investment Corp redemption	7.9
April 2024 Notes	1.0	Estimated Transaction Expenses paid in cash (2)	4.0
PIPE Financing	1.8
Total Sources	$621.0	Total Uses	$621.0

Sources & Uses

Assuming Maximum Redemptions

Source of Funds (in millions)		Uses of Funds (in millions)
Crown Shareholders	$600.0	Crown Shareholders	$600.0
Cash Held in Trust (1)	15.7	Cash on Balance Sheet	1.3
Initial Tranche of Securities Purchase Agreement	2.5	Catcha Investment Corp redemption	15.7
April 2024 Notes	1.0	Estimated Transaction Expenses paid in cash (2)	4.0
PIPE Financing	1.8
Total Sources	$621.0	Total Uses	$621.0

(1) Cash in Trust Account as of May 25, 2024.

(2) Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time.

As a result of the transactions contemplated by the Business Combination Agreement, Catcha expects PubCo to have between $1.3 million and $17.0 million in cash on hand on its balance sheet as discussed above.

Risk Factors

Upon consummation of the Business Combination, Pubco will have a significant number of outstanding convertible notes which will be subject to reset provisions to the conversion price.The conversion of such convertible notes at a reduced conversion price could result in an issuance of a large number of Pubco Ordinary Shares, significant dilution, and an adverse impact on the price of Pubco Ordinary Shares.

On April 30, 2024, PubCo entered into subscription agreements with certain investors with respect to the April 2024 Notes which has an aggregate original principal amount of $1.05 million for an aggregate purchase price of $1.0 million. The April 2024 Notes will be convertible into PubCo Ordinary Shares at the option of the holder. The conversion price will initially be $10.00 at the date of issuance of the April 2024 Notes. However, the Conversion Price will reset to 95% of the lowest closing volume weighted average price observed over the 5 trading days immediately preceding the 180th calendar day following the date of issuance of the April 2024 Notes, subject to the “Minimum Price” of $2.50. If the Conversion Price is lowered to the Minimum Price of $2.50, up to 400,000 PubCo Ordinary Shares would be issuable upon conversion thereof

On June 4, 2024, PubCo entered into a entered into a definitive securities purchase agreement with an institutional investor with respect to the issuance of up to approximately $21 million aggregate principal amount of convertible notes pursuant to a convertible note facility, providing for the issuance of such Facility Notes in up to seven tranches of approximately $2.9 million. Such Facility Notes would be convertible at a conversion price of $10.00, subject to a reset to a discount to a trailing volume-weighted average price as of the time of each conversion. The Facility Notes are expected to have a minimum conversion price, giving effect to any such reset, of only $0.50. The conversion of the Facility Notes in full would result in the issuance of more than 40,000,000 PubCo Ordinary Shares.

If conversion of the April 2024 Notes and the Facility Notes occurs at a reduced conversion price, a large number of PubCo Ordinary Shares could be issued, leading to substantial dilution to our stockholders’ equity and the market price of PubCo Ordinary Shares may decrease as a result of the additional selling pressure in the market. Any downward pressure on the trading price of PubCo Ordinary Shares caused by the sale, or potential sale, of shares issuable upon conversion of the convertible notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

Pubco may not be able to draw down the full amount of the capital available under the financing agreements it has entered into, should the required terms and conditions under the respective terms and conditions of the financing agreements not be met.

On May 22, 2024, PubCo entered into a securities lending agreement with Millennia Capital Partners Limited pursuant to which the Lender agreed to loan PubCo up to $4.0 million at fifty-five (55%) Loan to Value of the current market value of 730,000 shares of PubCo pledged to the Lender. If the value of the shares decline due to market conditions or any other reasons, the amount available under the loan to PubCo may be reduced, or Lender may require PubCo to furnish additional securities or cash to Lender to increase the collateral.

On June 4, 2024, PubCo entered into a entered into a definitive securities purchase agreement with an institutional investor with respect to the issuance of up to approximately $21 million aggregate principal amount of convertible notes pursuant to a convertible note facility, providing for the issuance of such Facility Notes in up to seven tranches of approximately $2.9 million. The issue sizes of the third and subsequent tranches are subject to certain trading volume conditions of PubCo shares, and may be limited to two and one half times the median of the value of shares traded over each of the thirty trading days preceding the closing date for such Tranche.

If the terms and conditions for the draw down of capital under each of these financing agreements are not met, PubCo may be limited in terms of the amount of capital it may be able to draw down, which could have an adverse impact on the financial and operating conditions of the company.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description

99.1	Form of April 2024 Note

99.2	Form of PIPE Subscription Agreement

99.3	Securities Lending Agreement, dated as of May 22, 2024, by and between Crown LNG Holdings Limited and Millennia Capital Partners Limited.

99.4	Securities Purchase Agreement, dated as of June 4, 2024, by and among Crown LNG Holdings Limited and each investor identified on the signature pages thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Catcha Investment Corp

By:	/s/ Patrick Grove
Name:	Patrick Grove
Title:	Chairman and Chief Executive Officer

Dated: June 7, 2024